Exhibit (a)(5)(H)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WILLIAM RACKLIFFE, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
HAROLD SIMMONS, STEVEN WATSON,	)
GLENN SIMMONS, LT. GENERAL	)
THOMAS STAFFORD, PAUL ZUCCONI,	)
KEITH COOGAN, TERRY WORRELL,	)
TITANIUM METALS CORPORATION,	)
PRECISION CASTPARTS CORP., and ELIT	)
ACQUISITION SUB CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Titanium Metals Corporation (“Titanium Metals” or the “Company”) against members of Titanium Metals’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Precision Castparts Corp. (“Precision”) by means of an unfair process and for an unfair price.

2. On November 9, 2012, Precision and the Company announced a definitive agreement under which Precision, through its wholly-owned subsidiary ELIT Acquisition Sub Corp. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Titanium Metals in an all-cash transaction for $16.50 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $2.9 billion. The members of the Board have breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Titanium Metals’ recent strong performance, as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

3. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated November 9, 2012 (the “Merger Agreement”), defendants agreed to: (i) a limited go-shop provision followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Precision with five (5) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Precision a termination fee of $45.5 million during the limited go-shop period and $101 million thereafter in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Titanium Metals.

4. The Individual Defendants have breached their fiduciary duties of loyalty and due care, and Titanium Metals, Precision, and Merger Sub have aided and abetted such breaches by Titanium Metals’ officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

5. Plaintiff is, and has been at all relevant times, the owner of shares of Titanium Metals common stock.

6. Titanium Metals is a corporation organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

7. Defendant Harold Simmons (“H. Simmons”) has been Chairman of the Board since 2005 and previously served as vice chairman of the Board since 2004. Additionally, H. Simmons served as Chief Executive Officer (“CEO”) of the Company from November 2005 until January 2006. Since prior to 2007, H. Simmons served as chairman of the board and CEO of NL Industries, Inc. (“NL”) and chairman of the board of Contran Corporation (“Contran”), Valhi Inc. (“Valhi”), and Kronos Worldwide, Inc. (“Kronos Worldwide”). Additionally, he served as Kronos Worldwide’s CEO from prior to 2007 to 2009 and has been an executive officer or director of various companies related to Contran and Valhi since 1961. H. Simmons and defendant Glenn Simmons (“G. Simmons”) are brothers.

8. Defendant Steven Watson (“Watson”) has been Vice Chairman of the Company since 2005 and a director since 2000. He was also the president of the Company in 2006 and CEO from 2006 through December 2009. Prior to 2007, Watson has been the president and director of Contran, as well as president, CEO, and a director of Valhi. Additionally, he served as CEO of Kronos Worldwide since 2009 and vice chairman of its board of directors since prior to 2007 and a director of CompX International Inc. (“CompX”), Keystone, and NL since prior to 2007. Furthermore, since 1980, Watson served as an executive officer or director of various companies related to Contran and Valhi.

9. Defendant G. Simmons has been a director of the Company since 1999. Since prior to 2007, G. Simmons has been the vice chairman of Contran and Valhi, chairman of the board of CompX and Keystone, and a director of Kronos Worldwide and NL. G. Simmons has also served as an executive officer and director of various companies related to Contran and Valhi since 1969. G. Simmons and defendant H. Simmons are brothers.

10. Defendant Lt. General Thomas Stafford (“Stafford”) has been a director of the Company since 2006 and previously served as a director of the Company from 1996 to 2003. Stafford also served as a director of NL since prior to 2007.

11. Defendant Paul Zucconi (“Zucconi”) has been a director of the Company since 2002.

12. Defendant Keith Coogan (“Coogan”) has been a director of the Company since 2006. Coogan also served as a director for various other entities, including Kronos Worldwide since prior to 2007, CompX from 2002 to 2006, and Keystone from 2003 to 2005.

13. Defendant Terry Worrell (“Worrell”) has been a director of the Company since 2007 and previously served as a director in 2003. Additionally, Worrell has been a director of NL since prior to 2007.

14. Defendants referenced in ¶¶ 7 through 13 are collectively referred to as the previously defined Individual Defendants and/or the Board.

15. Defendant Precision is an Oregon corporation with its headquarters located at 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239-4254. Precision is a worldwide, diversified manufacturer of complex metal components and products, serving the aerospace, power, and general industrial markets.

16. Defendant Merger Sub is a Delaware corporation, wholly-owned by Precision that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23(a) on behalf of all persons and/or entities that own Titanium Metals common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of November 5, 2012, 175,061,774 shares of common stock were represented by the Company as outstanding.

20. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Whether the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(iv) Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(v) Whether Titanium Metals, Precision, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vi) Whether the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

23. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

24. Titanium Metals is one of the world’s leading producers of titanium melted and mill products and is the only producer with major titanium production facilities in both the United States and Europe. In 2011, 75% of the Company’s sales were to aerospace and defense. As stated in Titanium Metals’ Form 10-K filed with the United States Securities and Exchange Commission (“SEC”) on February 29, 2012, the Company’s long-term strategy is to maximize the value of its core aerospace business while expanding its presence in non-aerospace markets and developing new applications and products.

25. The Company had a successful 2011 fiscal year, for the period ended December 31, 2011. As stated in the Company’s February 29, 2012 press release, Titanium Metals reported net income attributable to shareholders of $114 million, or $0.64 per diluted share, a sharp increase compared to $80.6 million or $0.45 per diluted share. Additionally, fiscal 2011 net sales were $1,045.2 million compared to $857.2 million in the prior year.

26. In addition to the Company’s 2011 financial success, Titanium Metals is well positioned for future growth. Specifically, the Company expects the continued growth in the commercial aerospace and industrial sectors to increase demand for its products. Defendant Watson and Bobby O’Brien (“O’Brien”), the Company’s President and CEO, wrote in their joint 2011 letter to investors, “Continued development and accelerated production of next generation and legacy aircraft confirm that our industry has entered the sustained growth period forecasted by industry experts.”

27. O’Brien also commented on Titanium Metals’ strong position in the industry in the Company’s February 29, 2012 press release. He stated, in relevant part:

Demand for our products has been strong throughout the year, with record shipments of both melted and mill products. Our commercial aerospace customers have significantly increased their purchasing activity throughout the year due to increasing build rates for legacy and next generation models and replenishment and growth of inventory to support the estimated timelines for fleet replacement and aircraft production. Order activity has continued to increase into 2012, with backlog at the end of 2011 approximately 33% higher than end of 2010.

During the year, we continued expanding and extending our long term supply agreements with many of our customers including Boeing, Rolls Royce, Pratt & Whitney, GE Aircraft Engines, Sikorsky and others, in most cases extending these agreements through 2017 or 2020. These agreements continue to secure a significant share of the titanium requirements for the aerospace market and provide us with major positions on key growth platforms such as the Boeing 787, Airbus A380 and A350 XWB, Boeing 737 MAX and Airbus A320 NEO and JSF. Many of these agreements also include joint technology research cooperation agreements, making [Titanium Metals] a preferred partner in the development of new titanium technology applications for these customers' current and future programs.

28. Furthermore, the Company has taken concrete steps to increase its capacities and capabilities to ensure that it will be able to meet the anticipated increase in demand. In the press release, O’Brien was quoted as saying:

We also continue to enhance our production capacities and capabilities and extend our product technology. In the fourth quarter of 2011, we acquired certain assets, intellectual property and know-how that will provide the capability to manufacture high quality titanium and other specialty alloy PREP® powder. Construction is underway to upgrade and install the equipment, and we expect the powder facility to be operational by the second half of 2012. With the acquired assets and our existing technical resources and industry expertise, [Titanium Metals] will develop a unique capability to consistently produce high quality titanium powder that our customers require to efficiently achieve near-net-shape manufacturing of complex parts. We have also commissioned the addition of a plasma cold hearth melt furnace at our facility in Morgantown, Pennsylvania, currently expected to be completed in 2013. The plasma melting technology will enhance our capabilities to meet the growing demand for complex, high-temperature alloys utilized more extensively in new generation aircraft engines and will complement our extensive electron beam and vacuum arc remelt capabilities.

29. As expected, demand for the Company’s products remained strong in the first quarter of the 2012, for the period ended March 31, 2012. The Company’s net sales were $276.7 million, a 10% increase compared to net sales of $252 million in the first quarter of 2011. In a May 8, 2012 press release Titanium Metals attributed the rise in net sales to increased average selling prices and product shipment volume for its mill products, which reflected the “continuation of strong demand for titanium products within the commercial aerospace sector.”

30. In the press release, O’Brien also stated that he believed the industry’s period of sustained growth would continue for the foreseeable future. O’Brien commented on the Company’s strong position in the market and its future business prospects:

The continued development and production of next generation aircraft, combined with the resurgence in orders for recently reintroduced legacy models with new engines engineered for improved fuel efficiency and a strong OEM order backlog, are indicators that our industry has entered the sustained growth period forecasted by industry experts. Aircraft deliveries over a longer time horizon are also expected to remain strong as fuel efficiency and expansion of the global fleet in developing areas, such as Asia, the Middle East and South America, support future demand. Based on current industry dynamics, we expect continued strong commercial aerospace mill product deliveries for the remainder of the year and foreseeable future.

We have been successful over the past several years in establishing significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes and together with the benefit of our customer long-term agreements, believe these core strengths will serve us well in the current environment of strong demand.”

31. The Company announced its financial results for the second quarter of 2012, for the period ended June 30, 2012, in an August 8, 2012 press release. Titanium Metals reported net sales of $281.7 million for the second quarter of 2012 compared to $272 million in the second quarter of 2011. The Company attributed the increase in net sales to increased average selling prices, which were driven by a continuation of strong demand within the commercial aerospace sector. O’Brien reaffirmed his belief that the Company is well positioned to take full advantage of growth in the commercial aerospace sector. O’Brien stated, in relevant part:

We remain confident in a sustained growth pattern over the next several years in the commercial aerospace sector as the projected timelines for global fleet replacement and expansion are expected to generate significant titanium demand for our business in the years to come. Temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector may periodically impact our near-term demand, but we believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands in developing areas, such as Asia, the Middle East and South America, we have initiated several capital projects to increase melt capacity and improve efficiency at certain facilities in the U.S. and abroad with completion expected within the next two years.

32. In a press release dated November 9, 2012, the Company announced that it had entered into the Merger Agreement with Precision pursuant to which Precision, through Merger Sub, will launch a tender offer by November 20, 2012 to acquire all of the outstanding shares of the Company for $16.50 per share.

33. Given the Company’s recent strong performance and its positioning for growth in a booming industry, the Proposed Transaction consideration is inadequate and undervalues the Company.

34. As recently as August 2, 2012, JP Morgan had a price target of $17.00 per share.

35. In addition, the Proposed Transaction consideration fails to adequately compensate Titanium Metals’ shareholders for the significant synergies created by the merger. In a November 9, 2012 press release, Mark Donegan, Precision’s chairman and CEO, stated, in relevant part:

The potential for value creation is vast – we expect to generate significant synergies by putting our two companies together and leveraging our respective strengths.

***

[Titanium Metals’] melting expertise and [Precision’s] forging and conversion assets are a complementary strategic fit. We will attack our collective cost structure and leverage our combined conversion assets to further enhance our respective customer presences and to penetrate new markets.

36. Despite the significant synergies inherent in the transaction for Precision, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Precision.

37. Precision is seeking to acquire the Company at the most opportune time, at a time when the Company is performing very well and is positioned for tremendous growth.

38. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

39. Section 6.2 of the Merger Agreement includes a limited, 45 day go-shop period. At the conclusion of the go-shop period, however, a strict no-solicitation provision bars the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Precision. Section 6.2(b) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

40. Pursuant to Section 6.2(d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Precision of the bidder’s identity and the terms of the bidder’s offer. Thereafter, Section 6.2(f) demands that should the Board determine to enter into a superior competing proposal, it must grant Precision five (5) business days in which the Company must negotiate in good faith with

Precision (if Precision so desires) and allow Precision to amend the terms of the Merger Agreement to make a counter-offer to “obviate the need” for the Board to recommend that shareholders adopt the competing proposal. In other words, the Merger Agreement gives Precision access to any rival bidder’s information and allows Precision a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Precision and piggy-back upon the due diligence of the foreclosed second bidder.

41. The Merger Agreement also provides that Titanium Metals must pay Precision a $45.5 million termination fee if the Company terminates the Proposed Transaction during the go-shop period. Additionally, the Company must pay Precision a $101 million termination fee if it terminates the Proposed Transaction after the conclusion of the limited go-shop period and decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

42. Moreover, in connection with the Proposed Transaction, H. Simmons and certain people and entities related to H. Simmons, who collectively own approximately 45% of Titanium Metals’ common stock, have entered into support agreements to tender their shares and, if necessary, vote such shares in favor of the Proposed Transaction and against any alternative acquisition proposal. Accordingly, 45% of Titanium Metals’ common stock is already “locked up” in favor of the Proposed Transaction.

43. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

44. Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

45. Plaintiff repeats all previous allegations as if set forth in full herein.

46. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care and loyalty owed to the public shareholders of Titanium Metals and have acted to put their personal interests ahead of the interests of Titanium Metals shareholders.

47. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Titanium Metals’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

48. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Titanium Metals because, among other reasons:

(a) they failed to take steps to maximize the value of Titanium Metals to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Titanium Metals; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

49. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Titanium Metals’ assets and will be prevented from benefiting from a value-maximizing transaction.

50. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

51. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Titanium Metals, Precision, and Merger Sub)

52. Plaintiff repeats all previous allegations as if set forth in full herein.

53. As alleged in more detail above, defendants Titanium Metals, Precision, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

54. As a result, plaintiff and the Class members are being harmed.

55. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F) granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 19, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Shannon L. Hopkins
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500

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